EXHIBIT 1

TRANSACTIONS IN SHARES

Icahn Partners LP
Date	Nature of Transaction	Shares	Price Per Share ($)
1/22/26	Open market sale	(47,328)	$84.24
1/23/26	Open market sale	(22,672)	$82.98
1/26/2026	Open market sale	(73,684)	$83.54
1/27/2026	Block sale	(359,811)	$83.61
1/28/2026	Open market sale	(70,850)	$82.53
1/29/2026	Open market sale	(83,916)	$82.51

Icahn Partners Master Fund LP
Date	Nature of Transaction	Shares	Price Per Share ($)
1/22/26	Open market sale	(36,172)	$84.24
1/23/26	Open market sale	(17,328)	$82.98
1/26/2026	Open market sale	(56,316)	$83.54
1/27/2026	Block sale	(274,995)	$83.61
1/28/2026	Open market sale	(54,150)	$82.53
1/29/2026	Open market sale	(64,135)	$82.51